Filed Via EDGAR

Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481

July 14, 2009

Ms. Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Sun Life of Canada (U.S.) Variable Account I ("Registrant")
Sun Life Assurance Company of Canada (U.S.) ("Depositor" or "SLUS")
Registration Statement on Form N-6 ("Registration Statement")
File No. 333-143353 and 333-148178

Dear Ms. Marquigny:

Thank you for your recent communication regarding the Files referenced above.   This response addresses Staff’s comments (appearing in italics) on each File.

File 333-143353

1.	The Tandy language needs to provide the same representations previously provided for acceleration for the Staff comment process as well.

The necessary representations appear at the end of this letter.

2.
In Section 2 of the Supplement, the second to last sentence must be precise as to when future scheduled increases will be cancelled.  The last sentence in Section 2 of the Supplement needs to be precise regarding when changes to scheduled increase amounts or effective dates would cause future scheduled increases to be cancelled.

The last two sentences in Section 2 have been combined to read:  “If You elect a decrease in the Specified Face Amount or the Supplemental Insurance Face Amount or change the amounts of scheduled increases or the dates those increases take effect, future scheduled increases will be cancelled as of the date of your election or change request.”

Additionally, scheduled increases may also be elected with option C and this revision to the Supplement has been made.

3.
The opening paragraph in Section 3 of the Supplement needs to state whether the provision applies to all policyholders or only new policyholders.  It must also state how a purchaser could know whether a reinstatement right applies, the time needed to elect reinstatement and the minimum amount required to be paid to reinstate.

The opening paragraph in Section 3 has been revised to state the provision applies regardless of the Policy’s Investment Start Date.  It has been further revised to direct the purchaser to their sales representative for determination of the applicability of the reinstatement right, the time period during which reinstatement must be elected and the amount sufficient to put the Policy in force.

4.	If the amount sufficient to the put the Policy back in force could be greater than as stated in the Supplement, the larger amounts must be shown.

“Not less than” has been deleted from the phrase which previously read:  “An amount sufficient to put the Policy in force is not less than:”  Additionally, the minimum sum includes Monthly Face Amount Charges.

5.           Defined terms in the second set of bullets in Section 3 of the Supplement need to be capitalized.

“Monthly Cost of Insurance” and “Monthly Expense Charge” are capitalized terms.

6.	The Legal Opinion exhibit requires editing to delete “and sold as described in the Prospectus” from Item 4.

The Legal Opinion exhibit has been revised to delete “and sold as described in the Prospectus” from Item 4.

The revised supplement is attached hereto as Exhibit A.  A red-lined version of the supplement will be emailed concurrently with this submission so the proposed changes are readily evident.  If there is no objection, we propose submitting the changes within a Section 485(b) filing with immediate effectiveness on August 17, 2009.

File 333-148178

1.	The Tandy language needs to provide the same representations previously provided for acceleration for the Staff comment process as well.

The necessary representations appear at the end of this letter.

2.	The Legal Opinion exhibit requires editing to delete “and sold as described in the Prospectus” from Item 4.

The Legal Opinion exhibit has been revised to delete “and sold as described in the Prospectus” from Item 4.

If there is no objection, we propose submitting the Legal Opinion exhibit within a Section 485(b) filing with immediate effectiveness on July 27, 2009.

In addition to the Tandy representations currently on file, Depositor acknowledges and represents that

●
the Depositor and the Registrant are fully responsible for the adequacy and accuracy of the disclosure in the filing, regardless of any comments made by the Staff of the Commission with respect to the disclosure or any changes in the disclosure in response to the Staff’s comments;

●
Any comments made by the Staff of the Commission with respect to the disclosure in the filing, or any changes in the disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to any aspect of the filing ; and

●
neither the Depositor nor the Registrant may assert, as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, any comments made by the Staff of the Commission with respect to the disclosure in the filing or any changes in the disclosure in response to the Staff’s comments.

Should you have any questions regarding this filing, please contact the undersigned at (781) 446-1638.

Respectfully yours,

/Susan J. Lazzo/

Susan J. Lazzo
AVP & Senior Counsel

EXHIBIT A
SUPPLEMENT DATED AUGUST 17, 2009

TO PROSPECTUS DATED MAY 1, 2009

FOR SUN EXECUTIVE VARIABLE UNIVERSAL LIFE INSURANCE

ISSUED BY SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT I

I.	For Policies with Investment Start Dates on or after August 17, 2009, the maximum Flat Extra Charge per $1000 of Specified Face Amount and Supplemental Insurance Face Amount is $50.00.

II.	For Policies with Investment Start Dates on or after August 17, 2009, the Supplemental Insurance Face Amount section is revised by the addition of the following paragraph:

If approved by your state insurance regulator and subject to our underwriting rules in effect at the time of request, You may choose to schedule increases in the Supplemental Insurance Face Amount at time of Policy application.  No further evidence of insurability needs to be provided at the time increases are scheduled to go into effect.  Further, no deterioration in the Insured’s health will negatively impact future scheduled increases.  Persons interested in scheduled increases are generally those who are matching their insurance coverage amounts to their income and anticipate annual increases in compensation.  The amounts of scheduled increases and the dates those increases take effect are shown in the Policy Specifications section of the Policy.  You must have elected death benefit option A or C to elect scheduled increases.  If You have elected scheduled increases and change from death benefit option A or C, further scheduled increases will be cancelled as of the date of your change request.  If You elect a decrease in the Specified Face Amount or the Supplemental Insurance Face Amount or change the amounts of scheduled increases or the dates those increases take effect, future scheduled increases will be cancelled as of the date of your election or change request.

III.
If a reinstatement right is required by the insurance law of the state of Policy issue, the following provision applies, regardless of your Investment Start Date.  The time in which reinstatement may be requested and the amount sufficient to put the Policy in force may vary by state.  Please contact your sales representative to determine if You have a reinstatement right, the time period during which reinstatement must be elected and the amount sufficient to put the Policy in force.

Reinstatement

Before the Insured's death, we may reinstate the Policy provided that the Policy has not been surrendered and You-

-make a request for reinstatement within three years from the date of termination;
-submit satisfactory evidence of insurability to us; and
-pay an amount, as determined by us, sufficient to put the Policy in force.

An amount sufficient to put the Policy in force is:

-the monthly deductions overdue at the end of the grace period; plus
-any excess of Policy Debt over Cash Value at the end of the grace period; plus
-three times the Monthly Cost of Insurance charges applicable at the date of reinstatement; plus
-three times the Monthly Expense Charges applicable at the date of reinstatement; plus
-three times the Monthly Face Amount Charges applicable at the date of reinstatement.

Any Policy Debt at the time the Policy is terminated must be repaid at time of reinstatement or carried over to the reinstated Policy.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.